Mail Stop 4561



							November 7, 2008

Mr. Tony E. Collins
Interim President and Chief Executive Officer
Security Bank Corporation
4219 Forsyth Road
P.O. Box 4748
Macon, GA 31208-4748


Re: 	Security Bank Corporation
      Preliminary Proxy Statement on Schedule 14A
      File No. 0-23261
      Filed October 29, 2008


Dear Mr.Collins:

      We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Capital Purchase Program, page 4

1. Discuss why you plan to participate in the Capital Purchase
Program or are considering participating.

2. Disclose whether you have applied to participate in the Treasury
Department`s Capital Purchase Program and describe the status of your application.

3. Note what the 20 day average market price would have been as of a recent date.

4. Disclose the material terms of your participation in the Capital
Purchase Program. Describe the material terms of the securities and warrants you will issue to the Treasury Department.

5. Disclose how you expect to use the estimated proceeds of your proposed sale of securities to the Treasury Department.

6. Please discuss how your participation in the Capital Purchase
Program may
* impact the holders of any outstanding senior classes of your securities;
* impact the rights of your existing common shareholders;
* dilute the interests of your existing common shareholders;
* require you to expand your board of directors to accommodate Treasury Department appointments to it;
* require you to register for resale securities you have issued to the Treasury Department; and
* impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

7. Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase
Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

8. Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury
Department denies your application.

Limits on Executive Compensation, page 5

9. Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Financial Statements

10. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances.
We
note that you have not included financial information in your proxy
statement.  Please explain to us why you believe financial
statements
are not material in connection with issuing the warrants to
purchase
comment stock.  See Note A to Schedule 14A and Instruction 1 to
Item
13(a) of Schedule 14A.   If you expect the proceeds of the sale of
securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.







      * * * * * * * * * * * * *





      As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact either Jonathan E. Gottlieb at (202) 551-
3416
or me at (202) 551-3418 if you have questions regarding these comments.




						Sincerely,



						William Friar
						Senior Financial Analyst








Mr. Tony E. Collins
Security Bank Corporation
November 7, 2008
Page 1